Exhibit 4.2

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED

UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Perdoceo Education Corporation ("we," "our" or "us") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.01 per share.

Description of Common Stock

The following description of our common stock is a summary and does not purport to be complete. It is our Restated Certificate of Incorporation ("certificate of incorporation"), our Seventh Amended and Restated By-Laws ("by-laws") and the Delaware General Corporation Law, and not this summary, which define the rights of holders of our common stock. You should read our certificate of incorporation and by-laws and the provisions of the Delaware General Corporation Law for a full description of the terms of our common stock. Our certificate of incorporation and by-laws are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part and are incorporated by reference herein.

Authorized Shares

Our authorized capital stock consists of 300,000,000 shares of common stock and 1,000,000 shares of preferred stock. The number of shares of our common stock issued and outstanding as of a recent date is set forth on the cover page of our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. As of February 19, 2020, there are no shares of preferred stock currently outstanding.  Subject to limitations prescribed by Delaware law, our board of directors may issue preferred stock, without stockholder approval, which may have voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Dividend Rights

Holders of common stock are entitled to receive such dividends as may from time to time be declared by our board of directors out of funds legally available for the payment of such dividends.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights.

Liquidation or Similar Rights

In the event of a liquidation, dissolution or winding up of Perdoceo Education Corporation, holders of common stock are entitled to share equally and ratably in the assets of Perdoceo Education Corporation, if any, remaining after the payment of all liabilities and the liquidation preference of any outstanding class or series of preferred stock.

Other Rights and Preferences

Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. The rights and privileges of holders of common stock are subject to the rights of holders of any series of preferred stock that we may issue in the future.

Change of Control Related Provisions in Our Certificate of Incorporation and By-Laws, and Delaware Law

A number of provisions of our certificate of incorporation and by-laws deal with matters of corporate governance and rights of stockholders. The following discussion is a general summary of selected provisions of our certificate of incorporation and by-laws that might be deemed to have a potential antitakeover effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult. Some provisions of the Delaware General Corporation Law may also have an antitakeover effect. The following description of selected provisions of our certificate of incorporation and by-laws and selected provisions of the Delaware General Corporation Law are necessarily general and reference should be made in each case to our certificate of incorporation and by-laws, which are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part and incorporated by reference herein, and to the provisions of that law.

Unissued Shares of Capital Stock

Common Stock. As of December 31, 2019, we had 70,151,357 outstanding shares of common stock. The remaining shares of authorized and unissued common stock are available for future issuance. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Preferred Stock. Our board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by our stockholders. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Restriction on Maximum Number of Directors and Filling of Vacancies on our Board of Directors. Our certificate of incorporation provides that the number of directors shall be determined from time to time by resolution of the board of directors, but the board of directors shall consist of not less than five nor more than eleven directors. Any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by a majority of the directors then in office. These provisions give incumbent directors significant authority that may have the effect of limiting the ability of stockholders to effect a change in management.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Action by Written Consent. Our by-laws provide for advance notice requirements for stockholder proposals and nominations for director. In addition, under the provisions of our certificate of incorporation, action may not be taken by written consent of stockholders; rather, any action taken by the stockholders must be effected at a duly called meeting. The board of directors and, upon written request to the corporation, holders of at least 66 2/3% of the shares entitled to vote in the election of directors may call a special meeting. These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Supermajority Voting Requirement for Amendment of Certain Provisions of our Certificate of Incorporation and By-Laws. The provisions of our certificate of incorporation governing, among other things, the minimum and maximum number of directors, the elimination of stockholder actions by written consent, and the threshold required for stockholders to request a special meeting may not be amended, altered or repealed unless the amendment is approved by the vote of holders of at least 80% of the shares entitled to vote in the election of directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the Delaware General Corporation Law for the repeal or amendment of such provisions of the certificate of incorporation. Our by-laws may be amended by the board of directors or by the vote of holders of at least 80% of the shares entitled to vote in the election of directors. These provisions make it more difficult for any person to remove or amend any provisions that have an antitakeover effect.

Business Combination Statute. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 can affect the ability of an "interested stockholder" of Perdoceo Education Corporation to engage in business combinations, such as mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an "interested stockholder" unless the business combination is, or the transaction in which the person became an “interested stockholder” was, approved in a prescribed manner or another prescribed exception applies. An "interested stockholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Choice of Forum.  Our by-laws provide that, unless we consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state or federal court located within the State of Delaware) shall be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee to us or our stockholders, (iii) ) any action asserting a claim against us, or our directors, officers or employees arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any action asserting a claim governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of claims to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.